Ares Capital Corporation
245 Park Avenue, 44th Floor
New York, NY 10167

September 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Registration Statement No. 333-212788

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Fund”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 1:00 p.m. (Washington, D.C. time) on September 1, 2016 or as soon as practicable thereafter.

The Fund understands that:

(a)                                 the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)                                 comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)                                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ARES CAPITAL CORPORATION

/s/ Penni F. Roll

Penni F. Roll
Chief Financial Officer